Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Spiro Carbon Group, Inc.
1090 Center Dr
Park City, UT 84098
https://www.spirocarbon.com

Up to $1,234,998.36 in Class A Voting Common Shares at $1.08
Minimum Target Amount: $123,999.12

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

      Company: Spiro Carbon Group, Inc.
      Address: 1090 Center Dr, Park City, UT 84098
      State of Incorporation: WY
      Date Incorporated: November 21, 2021

Terms:

      Equity

Offering Minimum: $123,999.12 | 114,814 shares of Class A Voting Common Shares
Offering Maximum: $1,234,998.36 | 1,143,517 shares of Class A Voting Common Shares
Type of Security Offered: Class A Voting Common Shares
Purchase Price of Security Offered: $1.08
Minimum Investment Amount (per investor): $498.96

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Investment Incentives & Bonuses*</u>

Loyalty Bonus | 25% Bonus Shares

As a previous investor and/friend of Spiro Carbon Group, you are eligible for additional bonus shares.

<u>Time-Based Perks</u>

Early Bird 1: Invest $1,000+ within the first 2 weeks | 15% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 20% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 25% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 30% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 35% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ on [day 35 - 40] and receive 15% bonus shares

Flash Perk 2: Invest $2,500+ on [day 60 - 65] and receive 12% bonus shares

Volume-Based Perks

Green Innovator: $500 investment - Receive a detailed report on the impact of your investment in reducing greenhouse gases.

Climate Leader: $1,000 investment - Access to a quarterly sustainability webinar and 5% bonus shares.

Eco Visionary: $5,000 investment - Personalized carbon offset certificate and 8% bonus shares.

Sustainable Pioneer: $10,000 investment - Include prior perks and an annual sustainability impact review meeting, and 12% bonus shares.

Carbon Neutral Champion: $25,000 investment - All prior perks, plus VIP invitations to SpiroCarbon events and 20% bonus shares.

Global Impact Investor: $50,000 investment - All prior perks plus a featured profile on SpiroCarbon's partner platforms and 25% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Spiro Carbon Group, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Voting Common Shares at $1.08 / share, you will receive 110 shares of Class A Voting Common Shares, meaning you'll own 110 shares for $108. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus[,]/[[and] the Loyalty Bonus[,]/[and the Audience Bonus]] in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Spiro Carbon Group, Inc. is a climate-tech company focused on improving sustainability in the agricultural supply chain. We provide Monitoring, Reporting, and Verification (MRV) technology that supports farms in adopting sustainable practices. Our platform enhances transparency and accountability across the supply chain, facilitating the creation of verifiable carbon credits and supporting green finance tools, such as green bonds. By integrating data analytics with compliance frameworks like the Carbon Border Adjustment Mechanism (CBAM), Spiro Carbon contributes to more sustainable agricultural practices with measurable environmental and financial results.

Business Model: We operate as a B2B provider, offering MRV software as a service to help corporations and business developers accurately quantify and verify sustainability projects.

Intellectual Property: The company has two pending patents related to AI and sustainability.

International Presence: Spiro Carbon Group, Inc. also owns a subsidiary in Thailand, Spiro Carbon Ltd., supporting its global operations in climate technology.

Competitors and Industry

The global carbon market, currently valued at approximately $949 billion with an expected CAGR of 30%, presents significant growth potential. Within this, the agricultural carbon market—our primary focus—is projected to reach $11 billion by 2033. Despite the market's size, it remains highly fragmented, lacking a clear industry leader. Broadly, the carbon measurement, reporting, and verification (MRV) landscape is divided between established, large-scale providers and smaller, rapidly expanding tech-driven MRV companies.

Key Competitors: SGS and CarbonFarm.

Our Differentiator: Our proprietary technology offers a unique advantage, enabling us to scale efficiently while maintaining high standards of accuracy and transparency. This technology provides us with the flexibility to adapt and develop additional solutions, allowing us to expand our service offerings to meet the evolving needs of sustainability projects.

Current Stage and Roadmap

Current Stage

Our digital MRV products are live and generating revenue on thousands of farms in Thailand and Vietnam.

Future Roadmap

We plan to add new capabilities around additional sustainability project types, increasing the number of opportunities for which we can compete. We are also working on finalizing our ISO 14065 accreditation, allowing us to provide MRV services on a much broader range of projects.

The Team

Officers and Directors

Name: Benjamin Worley

Benjamin Worley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Director, and Principal Accounting Officer
  Dates of Service: October, 2021 - Present
  Responsibilities: Overall responsibility for setting the strategic direction of the company, its products, services, and markets. Coordinates between all divisions in the company to ensure each is working towards the same objectives. Manages all internal and external stakeholders. Benjamin currently receives salary compensation of $120,000 per year for this role.

Other business experience in the past three years:

- Employer: Agrisource Data
  Title: CEO
  Dates of Service: April, 2015 - December, 2021
  Responsibilities: Managed the strategy and execution of the company's product development and go-to-market plan. Oversaw all operations within the company.

Name: Ahmed Mahgoub

Ahmed Mahgoub's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer
  Dates of Service: October, 2021 - Present
  Responsibilities: As the VP of Artificial Intelligence/Data Science at SpiroCarbon, I led the development of the company's end-to-end process for enhancing carbon sequestration. I spearheaded digital transformation initiatives, leveraging AI, blockchain, and database solutions to provide fully automated, climate-friendly farming practices and carbon credit creation for small-holder farmers. Ahmed currently receives salary compensation of $120,000 per year for this role.

Other business experience in the past three years:

- Employer: Jeham
  Title: Co-Founder
  Dates of Service: December, 2023 - January, 2024
  Responsibilities: Providing solutions in AI and computer vision.

Name: Ammarin Daranpob

Ammarin Daranpob's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief of Operation and Strategy
  Dates of Service: February, 2022 - Present
  Responsibilities: Supervising all operations in ASEAN countries, and managing collaborations with stakeholders in the region. Ammarin currently receives salary compensation of $20,000 for this role.

Other business experience in the past three years:

- Employer: Sky Visual Imaging Venture
  Title: Chief Scientist
  Dates of Service: December, 2019 - Present
  Responsibilities: I led the adoption of advanced tools and methodologies to enhance efficiency, improve existing processes, and create new opportunities for growth, driving innovation by introducing new technologies and developing cutting-edge products and solutions.

Name: David Rockwood

David Rockwood's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-founder / Chief Revenue Officer / Director Spiro Carbon ASEAN
  Dates of Service: August, 2021 - Present
  Responsibilities: Manage all revenue-generating tasks, including product development, marketing, and sales functions; manage the sales and marketing team; manage relationships with large accounts; manage the Spiro Carbon ASEAN team; and manage business processes. David currently receives salary compensation of $120,000 per year for this role.

Other business experience in the past three years:

- Employer: Rockwood Trading Company
  Title: President
  Dates of Service: May, 1995 - November, 2023
  Responsibilities: I manage import export management of varied products and services...

Other business experience in the past three years:

- Employer: Pacific Rim Consulting Group LLC
  Title: President
  Dates of Service: August, 2021 - Present
  Responsibilities: I manage a consulting group that helps business development efforts in Asia.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued

through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class A Voting Common Shares in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of

Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Class A Voting Common Shares that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Class A Voting Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When

such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
David Rockwood	2,325,000	Class A Voting Common Shares	30.0%
Benjamin Worley	2,325,000	Class A Voting Common Shares	30.0%

The Company's Securities

The Company has authorized Class A Voting Common Shares, Class C Common Non-Voting Shares, SAFE, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,143,517 of Class A Voting Common Shares.

Class A Voting Common Shares

The amount of security authorized is 7,211,400 with a total of 7,211,400 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Class C Common Non-Voting Shares

The amount of security authorized is 528,600 with a total of 209,000 outstanding.

Voting Rights

There are no voting rights associated with Class C Common Non-Voting Shares.

Material Rights

There are no material rights associated with Class C Common Non-Voting Shares.

SAFE

The security will convert into Class a and the terms of the SAFE are outlined below:

Amount outstanding: $128,000.00
Interest Rate: %
Discount Rate: 10.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: $1,000,000 in Funding

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into Class a and the terms of the SAFE are outlined below:

Amount outstanding: $60,000.00
Interest Rate: %
Discount Rate: 10.0%
Valuation Cap: $12,356,000.00
Conversion Trigger: $1,000,000 Funding

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of Class A Voting Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class A
  Type of security sold: Equity
  Final amount sold: $300,000.00
  Number of Securities Sold: 464,400
  Use of proceeds: Business Operations
  Date: May 07, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Class A
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 77,000
  Use of proceeds: Business Operations
  Date: January 19, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE

Final amount sold: $188,000.00
Use of proceeds: Business Operations
Date: January 30, 2022
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Without additional funding and without revenue, we cannot continue to operate the business for longer than 3 months.

Foreseeable major expenses based on projections:

Salaries and sales and marketing expenses.

Future operational challenges:

Regulatory changes to the sustainability and carbon markets will be the biggest operational challenge.

Future challenges related to capital resources:

Our goal is to become cashflow positive by mid-2025. This raise and the attainment of that goal means we would not need additional capital. However, if either of those two do not occur, we will need to raise additional capital.

Future milestones and events:

Finalizing the ISO 14065 accreditation is a major milestone that will impact the company in a positive way. Failure to achieve this milestone will mean the company just sticks with the current model and market.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We have access to limited cash on hand (~$75,000) between us and our Thai subsidiary. We also have access to shareholder loans, the terms of which would need to be negotiated at the time they are required.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds are important to our company operations as they will allow us to achieve positive cash flow. We have access to other funds including shareholder loans and revenue.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The crowdfunding campaign will make up more than 75% of the cash on hand if successful.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum raise amount will extend our runway by 4 months.

How long will you be able to operate the company if you raise your maximum funding goal?

The maximum funding amount will extend our runway by 2 years.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have the potential to access shareholder loans if necessary.

Indebtedness

- Creditor: CWB Holdings
  Amount Owed: $34,000.00
  Interest Rate: 12.0%

- Creditor: Benjamin Worley
  Amount Owed: $180,000.00
  Interest Rate: 0.0%
  To be paid once cash on hand exceeds 120% of 12 month runway

- Creditor: David Rockwood
  Amount Owed: $180,000.00
  Interest Rate: 0.0%
  To be paid once cash on hand exceeds 120% of 12 month runway

- Creditor: Geri Worley
  Amount Owed: $8,000.00
  Interest Rate: 0.0%

- Creditor: Chase Bank
  Amount Owed: $18,326.00
  Interest Rate: 23.74%

Related Party Transactions

- Name of Person: Benjamin Worley
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $180,000 outstanding as of 11/6/2024.
  Material Terms: To be paid once cash on hand exceeds 120% of 12-month runway.

- Name of Entity: CWB Holdings
  Names of 20% owners: Benjamin Worley
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $34,000 outstanding as of 11/6/2024.
  Material Terms: Loan to Company.

Valuation

Pre-Money Valuation: $8,014,032.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $123,999.12 we plan to use these proceeds as follows:

- StartEngine Platform Fees

5.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Marketing
  39.0%
  Funds will be used to expand and support sales and marketing efforts to drive additional revenue.

- Research & Development
  20.0%
  Funds will go to cover the expansion of features and capabilities to increase the quantity and type of projects serviced.

- Operations
  23.5%
  Funds will go to cover operational expenses including salaries, IT, administrative, and other standard operating expenses.

If we raise the over allotment amount of $1,234,998.36, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Operations
  30.5%
  Funds will go to cover operational expenses including salaries, IT, administrative, and other standard operating expenses.

- Marketing
  44.0%
  Funds will be used to expand and support sales and marketing efforts to drive additional revenue.

- Research & Development
  19.0%
  Funds will go to cover the expansion of features and capabilities to increase the quantity and type of projects serviced.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.spirocarbon.com (https://www.spirocarbon.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/spiro-carbon-group

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Spiro Carbon Group, Inc.

[See attached]



SPIRO
CARBON

Spiro Carbon Group
(the "Company")
a Wyoming Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT   3

STATEMENT OF FINANCIAL POSITION   4

STATEMENT OF OPERATIONS   5

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY   6

STATEMENT OF CASH FLOWS   7

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS   8

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES   8

NOTE 3 – RELATED PARTY TRANSACTIONS   11

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS   11

NOTE 5 – LIABILITIES AND DEBT   11

NOTE 6 – EQUITY   11

NOTE 7 – SUBSEQUENT EVENTS   12



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Spiro Carbon Group, Management

We have reviewed the accompanying financial statements of Spiro Carbon Group. (the Company) which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
Oct 11, 2024

3

SPIRO CARBON GROUP
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & cash equivalents	66	3,255
Accounts Receivable	22,940	-
Accounts Receivable - Shareholder	66,700	66,700
Total Current Assets	89,706	69,955
Non-Current Assets:		
Total Non-Current Assets	-	-
TOTAL ASSETS	89,706	69,955
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	25,210	34,348
Payroll Payable	340,000	220,000
Loan Payable - Related Party	40,895	32,045
Total Current Liabilities	406,105	286,393
Non-Current Liabilities:		
Total Non-Current Liabilities	-	-
TOTAL LIABILITIES	406,105	286,393
EQUITY		
Common Stock	69,560	66,700
SAFE	303,000	178,000
APIC	99,330	-
Accumulated Deficit	(788,289)	(461,138)
TOTAL EQUITY	(316,399)	(216,438)
TOTAL LIABILITIES AND EQUITY	89,706	69,955

SPIRO CARBON GROUP
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenues		
Sales	27,093	25
Service Revenue	2,500	-
Cost of Goods Sold	(2,989)	(1,695)
Gross Profit	26,605	(1,670)
Operating Expenses		
Advertising & Marketing	3,208	88,222
Payroll	226,336	240,000
General and Administrative	93,837	85,063
Contractors	23,973	44,808
Total Operating Expenses	**347,355**	**458,093**
Total Loss from Operations	**(320,750)**	**(459,763)**
Other Income / (Expense)		
Other Income	-	1,448
Grant Income	2,439	-
Interest Income	13	1
Interest Expense	(8,853)	(2,823)
Total Other Income/(Expense)	**(6,401)**	**(1,375)**
Net Income (Loss)	**(327,151)**	**(461,138)**
Earnings Before Income Taxes, Depreciation, and Amortization	(327,151)	(461,138)
Net Income (Loss)	**(327,151)**	**(461,138)**

SPIRO CARBON GROUP
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock A		Common Stock C		SAFE	APIC	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount	# of Shares	$ Amount				
Beginning balance at 1/1/22	900,000	9,000	-	-	-	-	-	9,000
Common Stock	5,770,000	57,700	-	-	-	-	-	57,700
SAFE	-	-	-	-	178,000	-	-	178,000
Net income (loss)	-	-	-	-	-	-	(461,138)	(461,138)
Ending balance at 12/31/22	6,670,000	66,700	-	-	178,000	-	(461,138)	(216,438)
Common Stock	77,000	770	209,000	2,090	-	99,330	-	102,190
SAFE	-	-	-	-	125,000	-	-	125,000
Net income (loss)	-	-	-	-	-	-	(327,151)	(327,153)
Ending balance at 12/31/23	6,747,000	67,470	209,000	2,090	303,000	99,330	(788,289)	(316,399)

SPIRO CARBON GROUP
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(327,151)	(461,138)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	(22,940)	(66,700)
Accounts Payable	(9,138)	34,348
Payroll Payable	120,000	220,000
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	87,922	187,648
Net Cash provided by (used in) Operating Activities	(239,229)	(273,490)
INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities	0	0
FINANCING ACTIVITIES		
Loan Payable - Related Party	8,850	32,045
SAFE Notes	125,000	178,000
Issuance of Common Stock	2,860	66,700
Additional Paid in Capital	99,330	0
Net Cash provided by (used in) Financing Activities	236,040	276,745
Cash at the beginning of period	3,255	0
Net Cash increase (decrease) for period	(3,189)	3,255
Cash at end of period	66	3,255

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Spiro Carbon Group, (the "Company") was formed in Wyoming on November 24, 2021. The company plans to earn revenue using a Saas platform providing digital Monitoring, Reporting and Verification of sustainability activity leveraging automated data collection, artificial intelligence and blockchain for GHG project developers, government, and corporate sustainability stakeholders. The Company's headquarters is in Park City, Utah. The company's customers will be located globally, with a large percentage in Asia.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents

The Company had $66 and $3,255 in cash and cash equivalents as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company could estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change in the future. However, the Company does not believe an allowance is necessary at this time.

The accounts receivable balances as of 2023 and 2022 were $22,940 and $0, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company plans to earn revenues through various streams of revenue.

The first stream of revenues are from Project Onboarding Fees. The Company's primary performance obligation is to enter all project data points into the MRV system, fully train all project participants, and ensure all associated data collection services are established (e.g., mobile applications, and satellite services). The Company will generally collect payment at the time of service, with the company occasionally extending Net 30 payment terms based on customer agreements.

The second revenue stream is from dMRV. The Company's primary performance obligation is the issuance of the report for each monitoring period. During each monitoring period, once the final project activity has occurred the system finalizes the data and analytics and issues a report on blockchain. Revenue is recognized upon the issuance of this report. Payments for dMRV Fees are generally collected at the time of service, with the possibility of extending Net 30 terms to certain customers.

The last stream of revenues are from Consulting and Advisory Services. The Company's primary performance varies depending on the project but generally includes services such as sustainability strategy development, staff training, product life cycle assessment, or project feasibility analysis. The company typically provides a final report as the end deliverable. Payments for these services are collected at the time of service, with an upfront pre-payment of 25-50% required before initiating the project. Upon receipt of prepayment, project activation occurs within 1-2 business days. Revenue is recognized as each milestone is completed and obligations are fulfilled.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses primarily consist of commissions, bank fees, shared working space rent, business insurance, legal and accounting services, meals, travel and miscellaneous office expenses.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2022, the Company entered into a loan of $33,045 from CWB Holdings LLC, which is owned by Benjamin Worley, CEO. Additionally, the Company entered into a SAFE agreement for $6,000 with CWB Holdings LLC. See Note 5 and Note 6.

In 2023 The Company entered into a loan agreement for $7,500 with Geri Worley, the mother of Benjamin Worley, CEO, to cover operational expenses. See Note 5

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

On April 22, 2022, the Company entered into a loan agreement with CWB Holdings LLC, for $33,045. The loan has an interest rate of 1% per month and is payable upon demand. As of December 31, 2023 and December 31, 2022, the loan balance was $33,395 and $32,045, respectively. See Note 3.

On August 15, 2023, the Company entered into a loan agreement with Geri Worley for $7,500. The loan has an interest rate of 9% per annum and a maturity date of August 14, 2024. As of December 31, 2022, the balance on this loan was $7,500.

NOTE 6 – EQUITY

The Company is authorized to issue a total of 7,600,000 shares of Common Stock, which comprises $6,400,00 of Class A Common voting shares and 1,200,000 Class C Common Non-Voting Shares. The shares have a par value of $0.01. The Company had 6,747,000 Class A Common and 209,000 Class C common shares issued and outstanding as of December 31, 2023.

Voting: Class A Common Voting Stock shareholders are entitled to one vote per share, ensuring full voting participation in corporate decisions. Class C Common Non-Voting Stock do not possess voting rights, as this class is designed for investors who prioritize financial returns over corporate governance involvement.

The Company's policy allows Common Stockholders to receive dividends when and if declared by the Board of Directors. As of the latest reporting period, no dividends had been declared.

<u>SAFE: Simple Agreement for Future Equity</u>

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2022, and 2023, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. Each agreement is subject to a valuation cap between $10M and $12.356M. As of December 31, 2022 and December 31, 2023 the SAFE totaled $178,000 and $303,000 respectively.

Additionally, one of the SAFE agreements totaling $6,000 was entered with CWB Holdings LLC, a related Party. See Note 3

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through Oct 11, 2024, the date these financial statements were available to be issued.

In January 2024, the Company formed a Thai Limited Company, Spiro Carbon Ltd, which received an investment of approximately $180,000 in exchange for equity. The shares issued pertain solely to Spiro Carbon Ltd and have no direct impact on the financial operations of Spiro Carbon Group.

Additionally, the Company restructured payroll liabilities owed to its CRO, David Rockwood, and its CEO, Benjamin Worley, into debt agreements. As of January 17, 2024, each was owed $180,000. These liabilities were converted into restructured debts, with the principal amounts due to be repaid in one lump sum when the Company generates excess cash flow exceeding 125% of the total debt. No interest will accrue on the debts unless a payment default occurs, in which case a 5% per annum interest rate will apply.

Lastly, The SAFE agreement with Zero Carbon Company Ltd for $100,000 was converted to equity in 2024.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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GET A PIECE OF SPIRO CARBON GROUP

Empowering Sustainable Agriculture with Digital Tools

Spiro Carbon Group provides software and tech-based digital monitoring, reporting, and verification of activities related to greenhouse gas reduction. Our fully commercialized dMRV solutions now support over 2,000 farms across Thailand and Vietnam. Our partnerships with governments and large-scale agricultural players are expanding, and we expect to explore additional distribution opportunities in new regions over the coming year. We have achieved 3.5x revenue growth compared to 2023, and revenue growth of 15% MoM from Q2 2024-Q3 2024, which we believe signifies an increasing demand for our services.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

SPIRO CARBON
EMPOWERING SUSTAINABLE AGRICULTURE WITH DIGITAL TOOLS

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

Get Equity
$1.08 Per Share

MIN INVEST $498.96

VALUATION $8.01M

REASONS TO INVEST

PROVEN INNOVATION: Spiro's automated Digital Monitoring, Reporting, and Verification (dMRV) technology reduces cost

and complexity, making greenhouse gas (GHG) reduction projects accessible to all.

 **OUR GROWTH:** In 2024, we saw 3.5x revenue growth and a 15% monthly increase in active farms from the beginning of Q2 until the end of Q3, which we believe highlights strong market demand and the impact of our innovative solutions on agricultural productivity.

 **EXPERIENCED LEADERSHIP:** Our team has 10+ years of experience in AI and blockchain for agricultural sustainability, combining tech and farming expertise to drive impactful change in the industry.

* Past performance is not indicative of future results, and growth metrics may change due to market conditions, operational factors, or other variables beyond our control.

TEAM



Benjamin Worley • Chief Executive Officer

20+ year entrepreneur with multiple exits; experience in technology. telecom, agriculture, forestry, defense, and private equity; an ESG Certified Professional.
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Dr. Ahmed Mahgoub • Chief Technology Officer

PhD in Computer Engineering with deep expertise in electronics, artificial intelligence and remote sensing; experience in building technology for agriculture, forestry, logistics and environmental industries
Read Less





Dr. Ammarin Daranpob • Chief of Operation and Strategy



PhD in Environmental Engineering with expertise in agriculture, sustainability, climate science, and remote sensing. Experience in building technology for government & enterprise entities in multiple industries.

Read Less





David Rockwood • Co-founder / Chief Revenue Officer / Director Spiro Carbon ASEAN

40+ year entrepreneur with heavy experience in global sales and business development; deep expertise in tech transfer from US to SE Asia markets and importation from SE Asia to US/Europe.

Read Less



[**Show Less**]

THE OPPORTUNITY

Revolutionizing Greenhouse Gas Reduction with Transparent dMRV Solutions

At Spiro Carbon Group, we address the growing need for credible, scalable, and affordable greenhouse gas reduction solutions. Our mission is to empower smallholder farmers to contribute to global climate action by providing simplified monitoring, reporting, and verification (MRV) solutions using AI, blockchain, and remote sensing.

What sets Spiro apart is our transparent, automated dMRV system, designed to enable rapid, scalable verification of sustainability activities. While many competitors rely on manual processes, our technology aims to provide cost-effective, defensible results, creating a valuable advantage for our customers.

HOW IT WORKS



ACTIVITY OCCURS

Emission reductions or removal activity or some other measurable sustainability actions occur in accordance with global standards.



AUTOMATED COLLECTION

Using satellite imaging, proximal sensors or other remote sensor and devices, data is collected that either supports or negates the claimed activity. Raw data is sent to secure cloud-based database.



AUTOMATED VERIFICATION

Automated scripts including basic image analysis, functional analysis, computer vision and other artificial intelligence processes are applied to the raw data with the results sent to a new database.



WRITTEN TO BLOCKCHAIN

Results data is queried to determine if conditions have been met to satisfy offset creation requirements. All supporting data is written to NFT to enhance transparency and traceability.



Our business model follows a SaaS structure, charging a per-hectare fee per season plus a one-time onboarding fee. This approach is designed to align our financial incentives with accuracy and efficiency to support long-term client success.

THE MARKET & OUR TRACTION

Scaling Agricultural Carbon Credits

The global carbon credit market for agriculture, forestry, and land use was valued at approximately $6.28 billion in 2023 and is projected to grow at a compound annual growth rate (CAGR) of 31.49%, reaching about $97.1 billion by 2033.[1] This growth indicates that the agricultural sector's share of the carbon credit market is expected to surpass $11 billion well before 2033, supporting the projection that agricultural carbon credits alone will reach $11 billion. Meanwhile, Spiro Carbon Group's services are gaining traction, currently supporting over 2,000 active farms, which collectively reduce 39.1K tons of CO_2 annually.

TRACTION

$27K
2023 Revenue

$150K
2024 Est. Revenue

$2.5M
Estimated value of current customer base at full deployment

2,338
Active Farms

15%
MoM Revenue Growth
Q2 2024 - Q3 2024

*The 2024 revenue projections are forward-looking statements based on company estimates, industry conditions, and other external factors which are subject to change. These projections are not guaranteed, and actual results may vary. **The estimated $2.5 million value referenced includes funds associated with a non-binding Memorandum of Understanding (MOU), which may not result in definitive agreements. This value is subject to change based on the outcome of ongoing discussions, due diligence, and other factors.*

Our clients range from regional specialty crop producers to large-scale international developers.

Additionally, we've secured $578,000 in funding and are expected to build partnerships with governments and companies to support our continued expansion.

Explore More Investment Opportunities in Alternative Energy on StartEngine!

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ABOUT

HEADQUARTERS
**1090 Center Dr
Park City, UT 84098**

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Spiro Carbon Group provides software and tech-based digital monitoring, reporting, and verification of activities related to greenhouse gas reduction. Our fully commercialized dMRV solutions now support over 2,000 farms across Thailand and Vietnam. Our partnerships with governments and large-scale agricultural players are expanding, and we expect to explore additional distribution opportunities in new regions over the coming year. We have achieved 3.5x revenue growth compared to 2023, and revenue growth of 15% MoM from Q2 2024-Q3 2024, which we believe signifies an increasing demand for our services.

TERMS

Spiro Carbon Group

Overview

PRICE PER SHARE
$1.08

VALUATION
$8.01M

DEADLINE ⓘ
Dec. 16, 2024 at 11:59 PM UTC

FUNDING GOAL ⓘ
$124K - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$498.96

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ

SHARES OFFERED

$1,234,998.36   **Class A Voting Common Shares**

MIN NUMBER OF SHARES OFFERED
114,814

MAX NUMBER OF SHARES OFFERED
1,143,517

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials ⌃

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$89,706	$69,955
Cash & Cash Equivalents	$66	$3,255
Accounts Receivable	$22,940	$0
Short-Term Debt	$406,105	$286,393
Long-Term Debt	$0	$0
Revenue & Sales	$0	$0
Costs of Goods Sold	-$2,989	-$1,695
Taxes Paid	$0	$0
Net Income	-$327,151	-$461,138

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus | 25% Bonus Shares

As a previous investor and/friend of Spiro Carbon Group, you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 15% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 20% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 25% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 30% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 35% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ on [day 35 - 40] and receive 15% bonus shares

Flash Perk 2: Invest $2,500+ on [day 60 - 65] and receive 12% bonus shares

Volume-Based Perks

Green Innovator: $500 investment - Receive a detailed report on the impact of your investment in reducing greenhouse gases.

Climate Leader: $1,000 investment - Access to a quarterly sustainability webinar and 5% bonus shares.

Eco Visionary: $5,000 investment - Personalized carbon offset certificate and 8% bonus shares.

Sustainable Pioneer: $10,000 investment - Include prior perks and an annual sustainability impact review meeting, and 12% bonus shares.

Carbon Neutral Champion: $25,000 investment - All prior perks, plus VIP invitations to SpiroCarbon events and 20% bonus shares.

Global Impact Investor: $50,000 investment - All prior perks plus a featured profile on SpiroCarbon's partner platforms and 25% bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Spiro Carbon Group, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Voting Common Shares at $1.08 / share, you will receive 110 shares of Class A Voting Common Shares, meaning you'll own 110 shares for $108. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus[,]/[[and] the Loyalty Bonus[,]/[and the Audience Bonus]] in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

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HOW INVESTING WORKS
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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?











Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs →

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-

accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

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EXHIBIT D TO FORM C

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.